FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.   AZN new Head of Investor Relations Joris Silon

8 January 2026

AstraZeneca appoints Joris Silon as Head of Investor Relations

AstraZeneca's new head of Investor Relations, Joris Silon, succeeds Andy Barnett on 1 March 2026, and will be based in Cambridge, UK.

Joris is moving from his role as the country president of AstraZeneca US where he led and delivered significant growth for the Company in its largest market. Joris brings extensive pharmaceutical experience, having joined the Company in 2000 and has held leadership positions in Asia, Europe and the US.

Aradhana Sarin, Chief Financial Officer, said "I am delighted that such a highly experienced and talented leader as Joris will lead our Investor Relations team through our next wave of growth. I would also like to thank Andy Barnett for his remarkable leadership of our Investor Relations team over the past 4 years and wish him the best of luck as he transitions to an important new role within the Company."

Notes

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 January 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary
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